

March 22, 2016

<u>Via Email</u>
Carlos Macau
Chief Financial Officer
HEICO Corporation
3000 Taft Street
Hollywood, Florida 33021

> **Re:** **HEICO Corporation**
> **Form 10-K for the year ended October 31, 2015**
> **Filed December 17, 2015**
> **Form 8-K furnished February 25, 2016**
> **File No. 001-04604**

Dear Mr. Macau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended October 31, 2015</u>

<u>Note 14. Operating Segments, page 99</u>

1. It appears from your disclosure in Note 14 that both the FSG and ETG segments manufacture and sell various types of products including engine and aircraft component replacement parts, specialty parts for aerospace and industrial OEMs, military aircraft parts, repairs and overhaul services, and various electronic, microwave and electro-optical equipment and components. Please revise to disclose revenues from your external customers for each product and service or each group of similar products and services in accordance with the guidance in ASC 280-10-50-40.

Form 8-K furnished February 25, 2016

2. We note that in the first section of your press release furnished on Form 8-K, you disclose adjusted net income and adjusted operating income, both non-GAAP measures, without the disclosure of the most comparable GAAP measure. Please note that under Item 10(e)(1)(i)(A) when a non-GAAP financial measure is presented, the most directly comparable financial measure calculated in accordance with GAAP must be disclosed with equal or greater prominence. Please revise accordingly. See also Instruction 2 to Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief